PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian Dollars (000s) (unaudited)

	As at	As at
	March 31,	December 31,
	2004	2003

Assets
Current assets
Cash	$92	$45
Accounts receivable	132,280	118,890
Petroleum product inventory	14,037	24,206
Deferred derivative loss (notes 2 and 5)	18,542	-
Prepaids	5,745	5,632
	170,696	148,773
Cash reserve for future site reclamation	2,095	1,829
Goodwill	102,443	102,443
Property, plant and equipment	862,697	884,891
	$1,137,931	$1,137,936
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$136,284	$121,832
Cash distributions payable	9,169	8,389
Non-hedging derivative instruments (notes 2 and 6)	40,586	-
	186,039	130,221
Long-term debt	178,800	236,500
Asset retirement obligation (notes 2 and 7)	33,023	33,182
Future income taxes	44,256	58,805
Unitholders' Equity
Unitholders' contributions	858,644	803,299
Exchangeable shares	17,441	19,518
Convertible debentures	119,377	119,395
Contributed surplus	870	1,305
Accumulated loss	(6,280)	(4,029)
Accumulated cash distributions	(279,054)	(248,018)
Accumulated interest on convertible debentures	(15,185)	(12,242)
	695,813	679,228
	$1,137,931	$1,137,936
Subsequent event (note 11)

Provident Energy Trust 2004 Q1 [1]

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED LOSS
(unaudited)
Canadian Dollars (000s except per unit amounts)

	Three months ended March 31,
	2004	2003
		(restated - note 2)
Revenue (note 3)
Revenue	$266,647	$89,311
Realized loss on non-hedging derivative instruments	(9,656)	(22,601)
Unealized loss on non-hedging derivative instruments	(22,044)	-
	234,947	66,710

Expenses
Cost of goods sold	180,536	-
Production, operating and maintenance	27,548	17,484
Transportation	1,234	1,071
General and administrative	4,831	2,918
Management internalization	-	18,392
Interest on long-term debt	2,144	2,269
Depletion, depreciation and accretion	34,449	34,783
	250,742	76,917

Loss before taxes	(15,795)	(10,207)

Capital taxes	1,005	1,210
Future income tax recovery	(14,549)	(2,674)
	(13,544)	(1,464)

Net loss for the period	(2,251)	(8,743)

Accumulated loss, beginning of period, restated	(4,029)	(37,423)
Accumulated loss, end of period	$(6,280)	$(46,166)

Net loss per unit - basic	$(0.06)	$(0.17)
Net loss per unit - diluted	$(0.06)	$(0.17)

Provident Energy Trust 2004 Q1 [2]

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian dollars (000s) (unaudited)

	Three months ended March 31,
	2004	2003

Cash provided by operating activities
Net loss for the period	$(2,251)	$(8,743)
Add non-cash items:
Depletion, depreciation and accretion	34,449	34,783
Amortization of deferred charges	(62)	203
Non-cash general and administrative	(419)	-
Unrealized loss on non-hedging derivative instruments
(note 3)	22,044	-
Future income tax recovery	(14,549)	(2,674)
Management internalization	-	18,392
Cash flow from operations	39,212	41,961
Change in non-cash working capital	5,862	(13,915)
	45,074	28,046

Cash used for financing activities
Increase (decrease) in long-term debt	(57,700)	1,300
Declared distributions to unitholders	(31,036)	(33,091)
Issue of trust units, net of issue costs	53,235	8,100
Interest on convertible debentures	(2,943)	(1,589)
Change in non-cash financing working capital	3,722	2,323
	(34,722)	(22,957)

Cash used used for investing activities
Expenditures on property, plant and equipment	(11,519)	(6,567)
Oil and gas property acquisitions	(4,718)	-
Acquisition of Provident Management Corp	-	(164)
Proceeds on disposition of oil and natural gas properties	6,409	1,788
Reclamation fund contributions net of expenditures	(552)	(643)
Change in non-cash investing working capital	75	573
	(10,305)	(5,013)

Increase in cash	47	76
Cash beginning of period	45	42
Cash end of period	$92	$118

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$2,467	$2,124
Cash capital taxes paid	$905	$1,210

Provident Energy Trust 2004 Q1 [3]

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(unaudited)

March 31, 2004

The Interim Consolidated Financial Statements of Provident Energy Trust ("the Trust") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Trust's audited Financial Statements and the notes for the year ended December 31, 2003, which are disclosed in the annual report filed by the Trust.

1. Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of the Trust for the year ended December 31, 2003 except as described in note 2.

2. Changes in accounting policy

a. Non-hedging derivative instruments

Effective January 1, 2004 the Trust adopted CICA accounting guideline 13, "Hedging relationships." This accounting guideline addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. In addition, it establishes criteria for discontinuing the use of hedge accounting. Under accounting guideline 13, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective to continue accrual accounting for positions hedged with derivatives. Any derivative financial instruments that do not meet the hedging criteria will be accounted for in accordance with Emerging Issues Committee ("EIC") - 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments." These instruments will be recorded on the balance sheet at fair value and changes in fair value will be recognized in income in the period in which the change occurs. In connection with the implementation of accounting guideline 13 the Trust reviewed its Commodity Price Risk Management Program and determined that none of the derivative instruments qualified for hedge accounting. At January 1, 2004 the Trust recorded an unrealized loss of $25.2 million in deferred charges on the Consolidated Balance Sheet that is being recognized in income over the term of the previously designated hedged items. The earnings impact was a $6.6 million loss before taxes and was recorded in amortization of deferred charges on the Statement of Operations and Accumulated Loss.

At March 31, 2004 the Trust recorded a non-hedging derivative instrument payable of $40.6 million ($35.4 million short-term and $5.2 million long-term), that being the mark to market loss position of the Trust's non-hedging derivative instruments at that date. As a result, the Trust recorded a loss on non-hedging derivative instruments of $15.4 million on the Statement of Operations and Accumulated Loss, that being the difference between January 1, 2004 mark to market loss position of $25.2 million on non-hedging derivative instruments and the March 31, 2004 loss position of $40.6 million on non-hedging derivative instruments.

b. Property, plant & equipment

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16, "Oil and Gas Accounting - Full Cost." This accounting guideline replaced CICA accounting guideline 5, "Full cost accounting in the oil and gas industry." Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre.

Provident Energy Trust 2004 Q1 [4]

If the carrying value is not recoverable the cost centre is written down to its fair value. Adopting accounting guideline 16 had no effect on the Trust's financial results.

c. Asset retirement obligation

The Trust adopted CICA Handbook Section 3110 "Asset Retirement Obligations" (ARO) effective December 2003. This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes. As a result of this change, net loss for the comparative three months ended March 31, 2003 decreased by $0.009 million ($0.015 million net of future income tax expense of $0.006 million). At March 31, 2003 the ARO balance increased by $19.4 million to $33.2 million, the net PP&E balance increased by $18.7 million to $691.3 and the future tax liability increased by $0.7 million to $114.1 million. Opening 2003 accumulated loss increased by $1.4 million ($2.1 million net of future income tax recovery of $0.7 million).

Prior to the adoption of CICA Handbook Section 3110, the Trust recognized a provision for future site reclamation based on the unit-of-production method applied to estimated future site abandonment and reclamation costs.

3. Revenue

	Three months ended March 31,
	2004	2003
Gross production revenue	$79,952	$113,243
Product sales and service revenue	201,940	-
Royalties	(15,245)	(23,932)
Revenue	266,647	89,311
Realized loss on non-hedging derivative instruments	(9,656)	(22,601)
Unealized loss on non-hedging derivative instruments (note 6)	(22,044)	-
	$234,947	$66,710

The realized loss on non-hedging derivative instruments of $9.7 million (2003 - $22.6 million realized loss) relates to the cash settlement on derivative instruments.

Unealized loss on non-hedging derivative instruments (note 6)	$(15,452)	$-
Amortization of loss on non-hedging derivative instruments (note 5)	(6,592)	-
Unealized loss on non-hedging derivative instruments	$(22,044)	$-

Provident Energy Trust 2004 Q1 [5]

4. Segmented information

	Three months ended March 31, 2004
	Oil and	Midstream
	Natural	Services	Inter-
	Gas	and	segment
	Production	Marketing	Elimination	Total
Revenue
Gross production revenue	$79,952	$-	$-	$79,952
Royalties	(15,245)	-	-	(15,245)
Product sales and service revenue	-	232,845	(30,905)	201,940
Realized gain/(loss) on non-hedging derivative instruments	(9,842)	186	-	(9,656)
	54,865	233,031	(30,905)	256,991

Expenses
Cost of goods sold	-	211,441	(30,905)	180,536
Operating expenses	18,504	9,044	-	27,548
Transportation	1,234	-	-	1,234
General and administrative	4,386	864	-	5,250
	24,124	221,349	(30,905)	214,568

Earnings (loss) before interest taxes, depletion, depreciation and
accretion	30,741	11,682	-	42,423

Non-cash revenue
Unrealized loss on non-hedging derivative instruments	(14,394)	(1,058)	-	(15,452)
Amortization of loss on non-hedging derivative
instruments	(6,592)	-	-	(6,592)
	(20,986)	(1,058)	-	(22,044)

Other expenses
Depletion, depreciation and accretion	32,153	2,296	-	34,449
Interest on long-term debt	1,024	1,120	-	2,144
Non-cash general and administrative	(384)	(35)	-	(419)
Capital taxes	895	110	-	1,005
Future income tax expense (recovery)	(16,939)	2,390	-	(14,549)
	16,749	5,881	-	22,630

Net income (loss) for the period	$(6,994)	$4,743	$-	$(2,251)

Selected balance sheet items
Capital Expenditures
Property , plant and equipment	15,698	539		16,237
Working capital
Accounts receivable	46,021	99,099	(12,840)	132,280
Petroleum product inventory	-	14,037	-	14,037
Accounts payable and accrued liabilities	57,863	91,261	(12,840)	136,284
Long-term debt	78,800	100,000	-	178,800

Provident Energy Trust 2004 Q1 [6]

The Trust's business activities are conducted through two business segments: oil and natural gas production and midstream services and marketing. Oil and natural gas production includes exploitation, development and production of crude oil and natural gas reserves. Midstream services and marketing includes fractionation, transportation, loading and storage of natural gas liquids, and marketing of crude oil and natural gas liquids.

For the first three quarters of 2003 the Trust operated in only one business segment, oil and natural gas production. Therefore, no segmented comparatives have been presented.

5. Deferred charges

Deferred derivative loss
Non-hedging derivative liability, January 1, 2004	$25,134
Derivative instruments amortized	(6,592)
Deferred derivative loss, March 31, 2004	$18,542

6. Derivative instruments

Non-hedging derivative liabilities
Mark to market unrealized loss, January 1, 2004	$25,134
Change in mark to market unrealized loss, March 31, 2004	15,452
Non-hedging derivative liability, March 31, 2004	$40,586

7. Asset retirement obligation

	For the three months ended March 31,
	2004	2003

Carrying amount, beginning of period	$33,182	$32,645
Increase in liabilities during the period	329	130
Settlement of liabilities during the period	(1,068)	(143)
Accretion expense	580	543
Carrying amount, end of period	$33,023	$33,175

The Trust's asset retirement obligation is based on the Trust's net ownership in wells and facilities and management's estimate of the costs to abandon and reclaim those wells and facilities as well as an estimate of the future timing of the costs to be incurred. Midstream assets, including the Redwater facility, the Younger Plant and the liquids gathering system have been excluded from the asset retirement obligation as retirement obligations associated with these assets have indeterminate settlement dates.

The total undiscounted amount of future cash flows required to settle asset retirement obligations is estimated to be $99.0 million. Payments to settle asset retirement obligations occur over the operating lives of the assets estimated to be from zero to 20 years. Estimated cash flows have been discounted at the Trust's credit-adjusted risk free rate of 7 percent and an inflation rate of 2 percent.

Provident Energy Trust 2004 Q1 [7]

8. Unitholders contributions and exchangeable shares

The Trust has authorized capital of an unlimited number of common voting trust units.

	Three months ended March 31,
	2004		2003
Trust Units	Number	Amount	Number	Amount
	of Units	(000s)	of Units	(000s)
Balance at beginning of period	82,824,688	$803,299	53,729,335	$513,835
Issued for cash	4,500,000	50,400	-	-
Exchangeable share conversions	240,838	2,077	3,120,543	31,265
Issued pursuant to unit option plan	120,535	917	73,287	600
Issued pursuant to the distribution reinvestment
plan	297,274	3,230	470,308	4,999
To be issued pursuant to the distribution
reinvestment plan	131,417	1,374	257,149	2,500
Debenture conversions	2,336	25	177,986	1,905
Unit issue costs	-	(2,678)	-	(89)
Balance at end of period	88,117,088	$858,644	57,828,608	$555,015

	Three months ended March 31,
	2004		2003
Exchangeable shares	Number	Amount	Number	Amount
Provident Acquisitions Inc.	of Units	(000s)	of Units	(000s)
Balance at beginning of period	534,357	$5,829	5,227,844	$57,036
Converted to trust units	(190,299)	(2,077)	(2,865,698)	(31,265)
Balance, end of period	344,058	3,752	2,362,146	25,771
Exchange ratio, end of period	1.29351	-	1.0918	-
Trust units issuable up on conversion, end of period	445,042	3,752	2,578,991	$25,771

Exchangeable shares	Number	Amount	Number	Amount
Provident Energy Ltd.	of Units	(000s)	of Units	(000s)
Balance at beginning of period	1,279,227	$13,689	-	$-
Issued to acquire Provident Management Corp .	-	-	1,682,242	18,000
Converted to trust units	-	-	-
Balance, end of period	1,279,227	13,689	1,682,242	18,000
Exchange ratio, end of period	1.22632	-	1.03508
Trust units issuable up on conversion, end of period	1,568,742	$13,689	1,741,255	$18,000

The per trust unit amounts for the first quarter of 2004 were calculated based on the weighted average number of units outstanding of 88,040,817, which includes the shares exchangeable into trust units (2003 - 61,117,501). Net loss to unitholders in the basic per trust unit calculations has been increased by interest on the convertible debentures. The diluted per trust unit amounts for the first quarter of 2004 are calculated including an additional 142,594 trust units (2003 - 42,345) for the dilutive effect of the unit option plan. The Trust's convertible debentures are not included in the computation of diluted earning per unit as their effect is anti-dilutive. At March 31, 2004 11,451,863 units were issuable upon conversion of convertible debentures (2003 - 5,829,953).

Provident Energy Trust 2004 Q1 [8]

9. Unit option plan

	Three months ended March 31,
	2004		2003
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise
Outstanding, beginning of period	4,008,744	$11.06	796,810	$10.86
Granted	211,750	10.86	2,203,500	11.08
Exercised	(120,535)	10.96	(73,281)	10.69
Cancelled	(13,500)	10.90	(8,000)	10.81
Outstanding, end of period	4,086,459	11.06	2,919,029	11.03
Exercisable at end of period	2,179,863	$11.08	1,028,306	$11.08

The Trust Option Plan (the "Plan") is administered by the Board of Directors of the Provident. Under the Plan, all directors, officers and employees of Provident, are eligible to participate in the Plan. There are 5,000,000 trust units reserved for the Trust Option Plan. Options are granted at a "strike price" which is not less than the closing price of the units on The Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the trust units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder. Options vest in the following manner; one-third vest six months after the grant date, one-third vest 1.5 years after the grant date and one-third vest 2.5 years after the grant date.

At March 31, 2004, the Trust had 4,086,459 options outstanding with exercise prices ranging between $8.40 and $12.39 per unit. The weighted average remaining contractual life of the options is 2.9 years and the weighted average exercise price is $11.06 per unit excluding average potential reductions to the strike prices of $1.30 per unit.

At March 31, 2003, the Trust had 2,919,029 options outstanding with prices ranging from $8.40 and $12.39 per unit. The weighted average exercise price was $11.03 per unit excluding average potential reductions to the strike prices. The weighted average remaining contractual life of the options was 3.5 years.

Due to the decrease in the market value of the unit price to $10.76 on March 31, 2004 from $11.43 on January 1, 2004, the Trust recorded a unit-based compensation recovery (non-cash general and administrative) of $0.4 million in the quarter for the 3.7 million options granted on or after January 1, 2003.

10. Reconciliation of cash flow and distributions

	Three months ended March 31,
	2004	2003
Cash flow from operations	$39,212	$41,961
Cash reserved for interest on convertible debentures	(2,943)	(1,589)
Cash (reserved) used for financing and investing activities	(5,233)	(7,281)
Cash distributions to unitholders	31,036	33,091
Accumulated cash distributions, beginning of period	248,018	118,406
Accumulated cash distributions, end of period	$279,054	$151,497
Cash distributions per unit	$0.36	$0.60

Provident Energy Trust 2004 Q1 [9]

11. Subsequent event

On April 6, 2004 the Trust announced the concurrent acquisitions of Olympia Energy Inc. and Viracocha Energy Inc. for aggregate consideration of $217.6 million and $205.9 million, respectively, payable through the issuance of approximately 14,870,838 and 14,083,386 Provident units, respectively, and the assumption of existing debt and working capital estimated to be $51.9 million and $54.1 million respectively. Both transactions are expected to close in late May 2004.

Provident Energy Trust 2004 Q1 [10]